SEC FILE NUMBER: 001-40146
CUSIP NUMBER: 34630N106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐	Form N-SAR ☐ Form N-CSR
For Period Ended:  December 31, 2024
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:__________

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                         .

PART I — REGISTRANT INFORMATION

Forian Inc.
Full Name of Registrant

Former Name if Applicable

41 University Drive, Suite 400

Address of Principal Executive Office (Street and Number)

Newtown, PA 18940
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Forian Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the period ended December 31, 2024 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period provided by the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) without unreasonable effort and expense.

The principal reason for the delay is that revenue related to a limited number of contracts of the Company was not properly recognized in the Company’s previously issued unaudited and audited consolidated financial statements as of and for each of the quarterly and year to date periods in 2023 and the quarterly period ended September 30, 2024. During the course of the audit of the Company’s 2024 financial statements, management of the Company, after discussion with its independent auditors, determined that under ASC 606, Revenue from Contracts with Customers (“ASC 606”), aggregate annual minimum payments for certain contracts should be recognized on a straight line basis over the life of the contract, as opposed to individually in the year in which the minimum fee applies under the terms of the contract. As a result, the Company will restate its previously reported financial statements for the periods that were affected. This restatement applied only to the technical application of ASC 606 to a limited number of contracts where the Company may earn variable fees based on customer sales over certain thresholds specified in the contract and had no impact on the Company’s cash flows.

This restatement is expected to result in an increase to previously reported revenues and net income for all periods since 2021. Due to the number of periods subject to review and the continuing preparation and audit of the financial statements of the Company, the Company is unable at this time to provide a reasonable estimate of the impact of the restatement. As a result, the exact amounts of the increases to previously reported revenues and net income and the impact of such amounts on the Company’s affected financial statements will not be known until the Company files the Form 10-K.

The Company is working diligently to complete its work processes and expects to file the Form 10-K within the 15-day period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward Spaniel, Jr., Executive Vice President and General Counsel	(267)	225-6263
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the response to Part III above, which is incorporated herein by reference.

FORIAN INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	By:	/s/ Edward Spaniel, Jr.
	Name:	Edward Spaniel, Jr.
	Title:	Executive Vice President, General
Counsel and Secretary